04016082

AM 3/17/2004

VK 3/18/04

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECD S.E.C.
MAR 4 2004
528

SEC FILE NUMBER
8-14685

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-03 (MM/DD/YY) AND ENDING 12-31-03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Lincoln Financial Advisors Corporation

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
1300 South Clinton Street, Suite 150
(No. and Street)
Fort Wayne, Indiana 46802-3506
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Matthew E. Lynch **(860) 466-1316**
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Ernst & Young LLP
(Name – *of individual, state last, first, middle name*)

110 West Berry Street, Suite 2300 **Fort Wayne** **IN** **46802**
(Address) (City) (State) (Zip Code)

CHECK ONE:
- x Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 3 1 2004
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Persons who are to respond to the collection of information contained

OATH OR AFFIRMATION

I, Matthew E. Lynch, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Lincoln Financial Advisors Corporation, as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Matthew E. Lynch
Signature

Chief Financial Officer
Title

Wenda A. Poss Exp 2-27-08
Notary Public
Allen County, IN

This report** contains (check all applicable boxes):

- x (a) Facing page.
- x (b) Statement of Financial Condition.
- x (c) Statement of Operations.
- x (d) Statement of Cash Flows.
- x (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims or Creditors.
- x (g) Computation of Net Capital.
- x (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- x (I) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- x (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- x (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- x (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Schedule of Segregation Requirements and Funds in Segregation for Customers Trading on U.S. Commodity Exchanges.
- ☐ (p) Statement of Secured Amount and Funds Held in Separate Accounts for Foreign Futures and Options Customers Pursuant to Commission Regulation 30.7.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.

ANNUAL AUDITED REPORT

DATE—DECEMBER 31, 2003

LINCOLN FINANCIAL ADVISORS CORPORATION
(Name of Respondent)

1300 South Clinton Street, Fort Wayne, IN 46802-3506
(Address of principal executive office)

Matthew E. Lynch
Senior Vice President
and Chief Financial and Administrative Officer
Lincoln Financial Advisors Corporation
1300 South Clinton Street
Fort Wayne, IN 46802-3506

(Name and Address of person authorized to receive notices and communications from the Securities and Exchange Commission)

Financial Statements and Supplementary Information

LINCOLN FINANCIAL ADVISORS CORPORATION

Years ended December 31, 2003 and 2002 with Report of Independent Auditors

Lincoln Financial Advisors Corporation

Financial Statements and Supplementary Information

Years ended December 31, 2003 and 2002

Contents

ERNST & YOUNG

Ernst & Young LLP
National City Center
Suite 2300
110 West Berry Street
Fort Wayne, Indiana 46802

Phone: (260) 424-2233
Fax: (260) 425-4899
www.ey.com

Report of Independent Auditors

Board of Directors
Lincoln Financial Advisors Corporation

We have audited the accompanying statements of financial condition of Lincoln Financial Advisors Corporation (an indirect, wholly owned subsidiary of Lincoln National Corporation) as of December 31, 2003 and 2002, and the related statements of income, changes in stockholder's equity and cash flows for the years then ended. These financial statements are the responsibility of management of Lincoln Financial Advisors Corporation. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Lincoln Financial Advisors Corporation at December 31, 2003 and 2002, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information contained in the accompanying schedules is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst + Young LLP

February 16, 2004

Lincoln Financial Advisors Corporation

Statements of Financial Condition

	December 31 2003	December 31 2002
Assets		
Cash and cash equivalents	**$ 54,481,989**	$ 50,194,770
Investment in common stock	**91,700**	124,100
Receivables:		
Commissions and fees	**15,844,277**	13,306,190
Affiliates	**4,976,682**	2,017,372
Deferred income tax benefit	**18,469**	431,308
Other assets	**193,825**	69,234
Property and equipment:		
Computer software costs	**1,663,149**	1,421,987
Leasehold improvements	**258,268**	232,495
	1,921,417	1,654,482
Less accumulated depreciation	**(1,020,122)**	(905,449)
Net property and equipment	**901,295**	749,033
Total assets	**$ 76,508,237**	$ 66,892,007
Liabilities and stockholder's equity		
Payable to vendors	**$ 25,000**	$ 15,431
Payable to affiliates	**12,338,101**	2,023,948
Deferred revenue	**3,025,749**	2,336,938
Accrued commissions	**10,891,526**	9,690,576
Accrued compensation and benefits	**1,715,065**	2,121,356
Breakpoint reserve	**3,803,872**	-
Other liabilities	**7,458,946**	2,913,760
Total liabilities	**39,258,259**	19,102,009
Stockholder's equity:		
Common stock, $100 par value:		
Authorized, issued and outstanding shares—135,000	**500,000**	500,000
Additional paid-in capital	**399,511**	347,450
Donated capital	**8,713,454**	8,614,603
Retained earnings	**27,637,013**	38,327,945
Total stockholder's equity	**37,249,978**	47,789,998
Total liabilities and stockholder's equity	**$ 76,508,237**	$ 66,892,007

See accompanying notes.

Lincoln Financial Advisors Corporation

Statements of Income

	Year ended December 31	
	2003	**2002**
Revenues:		
Commissions and fees	**$ 177,771,046**	$ 169,321,009
Interest and dividends	**693,299**	1,099,895
Total revenues	**178,464,345**	170,420,904
Expenses:		
Commissions and agency expenses	**83,943,299**	79,602,774
Service charges from affiliates	**18,012,507**	4,252,642
Salaries, wages and benefits	**10,011,478**	9,109,364
Licenses and fees	**881,133**	992,087
Professional services	**2,955,376**	2,879,041
Office expenses	**1,362,905**	1,246,296
Other general and administrative expenses	**4,177,028**	6,130,667
Total expenses	**121,343,726**	104,212,871
Income before income taxes	**57,120,619**	66,208,033
Income taxes	**23,157,359**	26,832,506
Net income	**$ 33,963,260**	$ 39,375,527

See accompanying notes.

Lincoln Financial Advisors Corporation

Statements of Changes in Stockholder's Equity

	Year ended December 31 2003	2002
Common stock—		
balance at beginning and end of year	**$ 500,000**	$ 500,000
Additional paid-in capital—		
Balance at beginning of year	**347,450**	125,000
Nonqualified employee stock option tax benefit	**-**	222,450
Executive stock option tax benefit	**52,061**	-
Balance at end of year	**399,511**	347,450
Donated capital:		
Balance at beginning of year	**8,614,603**	11,348,917
Additions, net of income taxes	**27,998,851**	31,765,686
Dividends paid	**(27,900,000)**	(34,500,000)
Balance at end of year	**8,713,454**	8,614,603
Retained earnings:		
Balance at beginning of year	**38,327,945**	34,698,226
Net income	**33,963,260**	39,375,527
Minimum pension liability	**945,808**	(945,808)
Comprehensive income	**34,909,068**	38,429,719
Dividends paid	**(45,600,000)**	(34,800,000)
Balance at end of year	**27,637,013**	38,327,945
Stockholder's equity at end of year	**$ 37,249,978**	$ 47,789,998

See accompanying notes.

Lincoln Financial Advisors Corporation

Statements of Cash Flows

	Year ended December 31 2003	2002
Operating activities		
Net income	$ 33,963,260	$ 39,375,527
Adjustments to reconcile net income to net cash provided by operating activities:		
Deferred income tax expense (benefit)	412,839	(82,630)
Change in unrealized appreciation of common stock	32,400	-
Depreciation	114,673	154,337
Changes in operating assets and liabilities:		
Receivables:		
Commission and fees	(2,538,087)	1,780,176
Affiliates	(2,959,310)	3,151,731
Other assets	(124,591)	(34,958)
Payable to affiliates	10,314,153	(5,482,955)
Deferred revenue	688,811	(57,650)
Payable to vendors	9,569	(9,901)
Accrued commissions	1,200,950	(581,583)
Accrued compensation and benefits	(406,291)	148,142
Breakpoint reserve	3,803,872	-
Other liabilities	5,490,994	996,981
Cash provided by operating activities	50,003,242	39,357,217
Investing activities		
Sale of mutual fund	-	166,748
Purchase of leasehold improvements	(25,773)	(78,855)
Purchase of computer software	(241,162)	(272,024)
Cash used in investing activities	(266,935)	(184,131)
Financing activities		
Donated capital	27,998,851	31,765,686
Nonqualified employee stock option tax benefit	-	222,450
Executive stock option tax benefit	52,061	-
Dividends paid to stockholder from donated capital	(27,900,000)	(34,500,000)
Dividends paid to stockholder from retained earnings	(45,600,000)	(34,800,000)
Cash used in financing activities	(45,449,088)	(37,311,864)
Increase in cash and cash equivalents	4,287,219	1,861,222
Cash and cash equivalents at beginning of year	50,194,770	48,333,548
Cash and cash equivalents at end of year	$ 54,481,989	$ 50,194,770

See accompanying notes.

Lincoln Financial Advisors Corporation

Notes to Financial Statements

1. Organization and Accounting Policies

Description of Business

Lincoln Financial Advisors Corporation ("LFA") is a registered broker-dealer and investment advisor engaged principally in the distribution of securities, including certain mutual funds, limited partnerships and individual issue equity and fixed income securities. LFA is licensed to engage in broker-dealer and investment advisor activity throughout the United States. Effective November 1, 2002, the ownership of 100% of the stock of LFA was transferred from Lincoln Life and Annuity Distributors, Inc. ("LLAD") to The Lincoln National Life Insurance Company ("LNL"), which is a wholly owned subsidiary of Lincoln National Corporation ("LNC").

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States. These financial statements comply with the requirements of the Securities and Exchange Commission ("SEC") pertaining to the Financial and Operational Combined Uniform Single ("FOCUS") Report.

Use of Estimates

The preparation of the financial statements of LFA requires management to make estimates and assumptions that affect amounts reported in the financial statements and the accompanying notes. Such estimates and assumptions could change in the future as more information becomes known, which could impact the amounts reported and disclosed herein.

Commission Revenue and Expense

Commission revenue for customers' securities transactions and related commission expenses are recorded on a settlement-date basis, which does not deviate materially from a trade-date basis. Asset-based commissions and related commission expenses are recorded as earned based on a contractual percentage of customer deposits. Wrap fee income, also referred to as assets under management fee income, is received one quarter in arrears. An accrual is recorded for fee income, and a corresponding accrual is recorded for the commission expense to be paid on the fee income.

Cash and Cash Equivalents

Cash and cash equivalents, which are carried at cost, include all highly liquid debt instruments purchased with a maturity of three months or less and therefore, the recorded value approximates fair value. Cash of $3,400,000 and $500,000 as of December 31, 2003 and 2002, respectively, has been segregated in a special bank account for the benefit of customers under Rule 15c3-3 of the Securities Exchange Act of 1934. The increase in cash in the restricted account of $2,900,000 in 2003 is for customers due Breakpoint refunds (see *Note 5* "Breakpoint Reserves").

1. Organization and Accounting Policies (continued)

Investments in Common Stock

Investment in common stock is stated at fair value with unrealized appreciation (depreciation) included in Interest and Dividends on the Statements of Income. Fair value is determined based on quoted market prices of these securities. Cost of common stock at December 31, 2003 and 2002 is $83,100 and $124,100, respectively.

Income Taxes

LFA has elected to file consolidated federal and state income tax returns with LNL and LNC. Pursuant to an intercompany tax sharing agreement with LNC, LFA provides for income taxes on a separate return filing basis. The tax sharing agreement also provides that LFA will receive benefit for net operating losses, capital losses and tax credits which may not be usable on a separate return basis to the extent such items may be utilized in the consolidated income tax returns of LNC.

Deferred Revenue

Cash received in advance for financial planning contracts is recorded as deferred revenue until delivery of the financial plan to the respective customer.

Property and Equipment

All fixed assets, including furniture and fixtures, leasehold improvements data processing equipment and computer software are carried on the basis of cost, and depreciation is computed thereon based on the estimated service lives of the assets using the straight-line method.

Reclassification

Certain amounts in the 2002 financial statements have been reclassified to conform with the 2003 presentation. These reclassifications had no effect on shareholders' equity, net income or net capital previously reported.

2. Donated Capital

LFA receives commissions and expense allowances ("Compensation") for sales of variable insurance products by registered representatives of certain affiliated Companies. All of this Compensation relates to variable annuity and variable life products manufactured by LNL. This Compensation does not represent revenues to LFA as LFA provides essentially no services, outside of licensing services for registered representatives, in support of these sales. LFA receives this Compensation as variable insurance products Compensation which can only be paid to, and received by, an entity registered as a broker-dealer with the National Association of Securities Dealers ("NASD"). Because this Compensation does not represent revenues of LFA, the amounts received, net of applicable income taxes, have been recorded as donated capital. These transactions increased (decreased) donated capital as follows:

	Year ended December 31	
	2003	**2002**
Commissions and expense allowances	**$ 47,076,676**	$ 50,809,798
Federal income taxes	**(15,076,307)**	(17,104,600)
State income taxes	**(4,001,518)**	(1,939,512)
	$ 27,998,851	$ 31,765,686

3. Federal Income Taxes

Income tax expense consists of the following:

	Year ended December 31	
	2003	**2002**
Federal	**$ 18,292,974**	$ 21,207,553
State	**4,864,385**	5,624,953
Total	**$ 23,157,359**	$ 26,832,506

Income tax expense differs from the Federal tax rate of 35% as a result state taxes.

3. Federal Income Taxes (continued)

Income taxes paid, including taxes paid on net additions to donated capital, amounted to $42,796,865 in 2003 and $48,680,525 in 2002. Income tax expense includes a deferred tax expense (benefit) of $412,839 and $(82,630) in 2003 and 2002, respectively. The deferred income tax benefit consists principally of tax benefits associated with retirement benefit accruals. Payable to affiliates includes federal income taxes (receivable) payable of $(2,322,166) and $240,030 at December 31, 2003 and 2002, respectively.

4. Agreements and Transactions With Affiliates

Service charges are allocated to LFA by certain affiliates for corporate and administrative services provided. Allocations include, but are not limited to, service charges related to human resource administration, print and distribution and communication services. Total service charge allocations were $3,979,799 and $4,252,642 in 2003 and 2002, respectively.

LFA receives Compensation, recorded as Commissions and fees revenue, on sales earned by its registered representatives who are also agents of affiliated Lincoln agency companies. Since these agency companies are not registered broker-dealers, they cannot receive this Compensation. A portion of the Compensation received on this business is due to the efforts of these agency companies and their agents, and LFA incurs no related expense. The expense allowances that would otherwise have been paid to these affiliated agency companies if these companies were registered broker-dealers, totaled $58,171,909 and $56,332,957 in 2003 and 2002, respectively.

Effective October 1, 2003, in order to be compliant with the NASD Notice to Members 03-63 regarding expense sharing agreements, and to better match expenses with related securities revenue, LFA entered into a series of Master Services Agreements with its affiliated agency companies. In compliance with these agreements, LFA identified securities related expenses historically paid and reported by affiliated Lincoln agency companies. These expenses include, but are not limited to, officer compensation and benefits, compliance services and field office occupancy and operations. These expenses are identified and charged to LFA on a monthly basis by the affiliated agency companies. In 2003, LFA incurred $14,032,708 in expenses related to these Master Services Agreements. They are reported in Service charges from affiliates on the Statements of Income.

5. Breakpoint Reserve

In December 2002, NASD issued a Special Notice to Members ("Notice") which reminded broker-dealers of their obligation to correctly apply breakpoint discounts to front-end sales load mutual fund transactions. After issuing this Notice, the staffs of NASD, the SEC and the New York Stock Exchange (NYSE) conducted examinations of broker-dealers to assess their ability to deliver breakpoint discounts. A March 2003 report on those examinations states that most of the 43 broker-dealers examined failed to provide the appropriate breakpoint discount to customers in a significant number of cases.

As a result of the above examinations, broker-dealers, including LFA, were directed to perform a "self-assessment" in 2003 by NASD. As part of this self-assessment, LFA found that it did not uniformly deliver appropriate breakpoint discounts to its 2001 and 2002 Class A share mutual fund investors. LFA has taken the necessary steps in 2003 to make appropriate refunds to its eligible Class A mutual fund customers and properly account for overcharge liabilities as instructed by NASD Notice to Members 03-47.

In December of 2003 and January 2004, 130,000 written notices were sent to potential refund customers that, upon each response, LFA must research and promptly pay refunds if deemed appropriate. A third-party consulting firm has been engaged by LFA to assist with the claim refund administration. The breakpoint reserve liability at December 31, 2003 is $3,803,872, which includes $2,867,572 for future claim refunds and $936,300 for administrative costs. LFA has charged a total of $3,906,774 to expense in 2003 for anticipated customer refunds and the associated costs of researching and administering these claims. LFA has segregated $2,900,000 needed to satisfy its breakpoint refund liability in a special reserve bank account for the exclusive benefit of customers as required by SEC rule 15c-3-3.

6. Legal Matters

LFA is involved in various pending or threatened legal proceedings arising from the conduct of business. In some instances, these proceedings include claims for unspecified or substantial punitive damages and similar types of relief in addition to amounts for alleged contractual liability or requests for equitable relief. The lawsuits allege a number of causes of action, including (1) allegations that LFA registered representatives provided improper inducements to persuade the plaintiffs to undertake an unsuitable investment, (2) allegations by plaintiffs of fraudulent misrepresentation associated with estate planning services and (3) allegations by a former agent that LFA acted wrongfully to exclude him from participation in commissions.

6. Legal Matters (continued)

The ultimate outcome of these matters cannot presently be determined. However, in the opinion of management, the ultimate disposition of pending litigation will not have a material adverse effect on the Company's financial position, liquidity or results of operations. LFA intends to vigorously defend the lawsuits and its position in arbitration cases.

7. Net Capital Requirements

LFA is subject to the Securities and Exchange Commission Uniform Net Capital Rule ("Rule 15c3-1"), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined by Rule 15c3-1 may not exceed 15 to 1. Minimum net capital for LFA at December 31, 2003 was $2,617,217. At December 31, 2003, LFA had net capital of $14,956,709, which was $12,339,491 in excess of its required net capital of $2,617,217. LFA's net capital ratio was 2.63 to 1.

8. Subsequent Events

On January 2, 2004, LFA Management Corporation, a newly incorporated wholly owned subsidiary of LFA, was capitalized by LFA with a $500,000 cash contribution. LFA Management Corporation was created to house various senior management personnel of LFA who provide LFA with executive management services and corporate governance. LFA Management Corporation and LFA have entered into a Master Services Agreement which provides for a monthly management fee to be paid by LFA equal to LFA Management Corporation's costs plus 1% of those costs. The service agreement between LFA and LFA Management Corporation became effective January 1, 2004.

SUPPLEMENTARY INFORMATION

Lincoln Financial Advisors Corporation

Schedule I

Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission

As of December 31, 2003

Net capital	
Total stockholder's equity	**$ 37,249,978**
Deduct total nonallowable assets and other deductions	**22,293,269**
Net capital	**$ 14,956,709**
Computation of aggregate indebtedness	
Total aggregate indebtedness	**$ 39,258,259**
Ratio: aggregate indebtedness to net capital	**262.5%**
Computation of basic net capital requirement	
Net capital requirement (greater of $250,000 or 6-2/3% of aggregate indebtedness)	**$ 2,617,217**
Excess net capital	**$ 12,339,492**
Excess net capital at 1,000%	**$ 11,030,883**

Lincoln Financial Advisors Corporation

Schedule II

Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission

As of December 31, 2003

Credit balances	
Free credit and other credit balances	**$ 2,867,572**
Total credit items	**$ 2,867,572**
Debit balances	
Secured customer debit balances	
Less 1%	-
Total debit items	$ -
Excess of total credits over total debits	**$ 2,867,572**
Required deposit	**$ 3,010,951**

Lincoln Financial Advisors Corporation

Schedule III

Information Relating to Possession or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission

As of December 31, 2003

Market valuation and number of items:

1. Customers' fully paid securities and excess margin securities not in LFA's possession or control as of December 31, 2003 (for which instructions to reduce to possession or control had been issued) but for which the required action was not taken by LFA within the time frames specified under Rule 15c3-3.	$ -
A. Number of items.	-
2. Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of December 31, 2003, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.	$ -
A. Number of items.	-

Lincoln Financial Advisors Corporation

Statement Pursuant to SEC Rule 17a-5(d)(4)

As of December 31, 2003

There were no material differences between the Computation of Net Capital Pursuant to SEC Rule 15c3-1 and the Computation for Determination of Reserve Requirements Pursuant to SEC Rule 15c3-3 included in the accompanying supplementary information and the computation included in the LFA's corresponding unaudited Form X-17a-5, Part II filing as of December 31, 2003.

15

ERNST & YOUNG

Ernst & Young LLP
National City Center
Suite 2300
110 West Berry Street
Fort Wayne, Indiana 46802

Phone: (260) 424-2233
Fax: (260) 425-4899
www.ey.com

Report of Independent Auditors on Internal Accounting Controls Required by SEC Rule 17a-5

Board of Directors
Lincoln Financial Advisors Corporation

In planning and performing our audit of the financial statements and supplemental schedules of Lincoln Financial Advisors Corporation ("LFA") for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by LFA, including tests of such practices and procedures that we considered relevant to the criteria stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because LFA does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by LFA in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of LFA is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned criteria. Two of the criteria of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which LFA has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional criteria of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to errors or fraud may occur and not be detected. Also, projections of any evaluation of internal control to future periods are subject to the risk that internal control may become inadequate because of changes in conditions, or that the effectiveness of its design and operation may deteriorate.

Our consideration of the internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, and its operation that we consider to be material weaknesses as defined above.

We understand that practices and procedures that meet the criteria referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not meet such criteria in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that LFA's practices and procedures were adequate at December 31, 2003 to meet the SEC's criteria.

This report is intended solely for the information and use of the Board of Directors, management, the SEC and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ernst + Young LLP

February 16, 2004